UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-3A-2
                                                             File No.___________

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                    UNDER RULE U-3A-2 FROM THE PROVISIONS OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To be filed annually prior to March 1

                               CNG HOLDINGS, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     CNG Holdings, Inc. ("CNG Holdings"), a Colorado corporation located at 7810 Shaffer Parkway, Suite 120, Littleton, Colorado 80127, is engaged through its gas utility subsidiary in the distribution of natural gas at retail in Colorado. Other subsidiaries of CNG Holdings engage in the conversion of appliances to natural gas and the brokerage and sale of commodity gas.

     Colorado Natural Gas Inc., a Colorado corporation and a wholly owned direct subsidiary of CNG Holdings located at 7810 Shaffer Parkway, Suite 120, Littleton, Colorado 80127, is a gas public utility serving approximately 6,300 retail (residential and commercial) customers in Colorado. Colorado Natural Gas Inc. is regulated by the Colorado Public Utilities Commission.

     Colorado's Best Heating and Appliances, LLC a Colorado limited liability company and a wholly owned direct subsidiary of CNG Holdings located at 7810 Shaffer Parkway, Suite 120, Littleton, Colorado 80127, is engaged in the conversion of propane appliances to use natural gas fuel.

     Wolf Creek Energy, LLC, a Colorado limited liability company and a wholly owned direct subsidiary of CNG Holdings located at 7810 Shaffer Parkway, Suite 120, Littleton, Colorado 80127, is engaged in the brokerage and sale of commodity gas to an industrial customer in Colorado. Wolf Creek Energy does not own facilities for the distribution of gas for sale.



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2.   A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     As of January 1, 2004, Colorado Natural Gas Inc. had 1,391,280 feet of gas main lines and 688,700 feet of service lines, located in the Colorado counties of Park, Jefferson, Clear Creek, Teller, Gilpin and Pueblo.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utilities companies:

     (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          For the calendar year ending December 31, 2003, Colorado Natural Gas Inc. distributed 475,067 Mcf of natural gas at retail. There were no sales of electric energy.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

          For the calendar year ending December 31, 2004, the claimant and its subsidiaries were not engaged in the distribution of natural or manufactured gas at retail outside of Colorado, or the sale of electric energy.

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

          For the calendar year ending December 31, 2004, the claimant and Colorado Natural Gas Inc. were not engaged in the sale of natural or manufactured gas at wholesale outside of Colorado, or at the Colorado state line. The claimant and its subsidiaries were not engaged in the sale of electric energy at wholesale.

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

          For the calendar year ending December 31, 2004, the claimant and Colorado Natural Gas Inc. purchased no Mcf of natural gas outside of Colorado or at the Colorado state line. The claimant and its subsidiaries did not engage in purchases of electric energy, other than as an end-use customer.


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4.   The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Claimant holds no direct or indirect interests in an exempt wholesale generator or foreign utility company.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

          Not applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

          Not applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

          Not applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

          Not applicable.


                                    EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     A consolidating financial statement of Colorado Natural Gas Inc. and its subsidiaries as of December 31, 2003 is filed as Exhibit A pursuant to a request for confidential treatment. As of December 31, 2003, CNG Holdings had not been formed and December 31, 2004 financial statements are not yet available. The claimant's subsequent filing on Form U-3A-2, to be filed


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on or before March 1, 2005, will include consolidating financial statements of
CNG Holdings and its subsidiaries.


                                    EXHIBIT B

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

     Not applicable.


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 19th day of January, 2005.


                                               CNG HOLDINGS, INC.



                                               By  /s/ Kenneth C. Wolfe
                                                  ------------------------------
                                               Name: Kenneth C. Wolfe
                                               Title:  Vice President of Finance


STATE OF COLORADO  )
                   ) ss.
COUNTY OF LARIMER  )

     Sworn and subscribed to before me this 19th day of January, 2005, by Kenneth C. Wolfe, Vice President of Financing of CNG Holdings, Inc.

          DANETTE M. RIOS                      By /s/ Danette M. Rios
           Notary Public                          ------------------------------
         State of Colorado                     Notary Public
                                               My commission expires: 10-1-06
                                                                      ----------

     Name, title and address of person to whom notices and correspondence concerning this statement should be addressed:

        Kenneth C. Wolfe
        Vice President of Finance
        CNG Holdings, Inc.
        7810 Shaffer Parkway,
        Suite 120,
        Littleton, Colorado  80127



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